As confidentially submitted to the Securities and Exchange Commission on May 19, 2020 as Amendment No. 2 to the draft registration statement submitted on April 3, 2020. This Amendment No. 2 has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fusion Pharmaceuticals Inc.

(Exact name of registrant as specified in its charter)

Canada*	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Fusion Pharmaceuticals Inc.

270 Longwood Road South

Hamilton, Ontario, Canada, L8P 0A6

(289) 799-0891

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

John Valliant

Chief Executive Officer

Fusion Pharmaceuticals US Inc.

Two International Place, Suite 2310

Boston, Massachusetts 02110

(617) 420-5698

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. Seo Salimi, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Chad Bayne, Esq. Desmond Lee, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 (416) 362-2111	Peter N. Handrinos, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Cheryl Reicin, Esq. Robbie Leibel, Esq. Torys LLP 79 Wellington St. W. Toronto, Ontario, Canada M5K 1N2 (416) 865-0040

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common shares, no par value per share	$	$

(1)

Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

* Immediately prior to the closing of this offering, Fusion Pharmaceuticals Inc. will cease to operate under the Canada Business Corporations Act and, going forward, will be governed by the Business Corporations Act (Ontario).

EXPLANATORY NOTE

This Amendment No. 2 to the Draft Registration Statement (“Draft Registration Statement”) is being filed solely for the purpose of filing Exhibits 10.14, 10.16 and 10.17 and updating Item 16(a) (Index to Exhibits) of Part II of the Draft Registration Statement. This Amendment No. 2 does not modify any provisions of the prospectus that forms a part of the Draft Registration Statement and accordingly, such prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of common shares being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market initial listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market initial listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Under the Business Corporations Act (Ontario), or the OBCA, and our amended by-laws, we may (or must, in the case of our amended by-laws) indemnify our current or former directors and officers or any other individuals who act or have acted at our request as a director or officer of a related entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of his or her association with us or a related entity. The OBCA also provides that we may also make an advance payment to such individual for costs, charges and expenses reasonably incurred in connection with such a proceeding, provided, however, that such individual shall repay such payment if he or she does not fulfill the conditions described below. The OBCA also provides that we may, with the approval of the court, indemnify the individual or make an advance payment in respect of certain derivative actions by or on behalf of us or the other entity to procure a judgement in our or its favor.

Indemnification is prohibited under the OBCA unless the individual:

•

acted honestly and in good faith with a view to our best interests, or in the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

The OBCA also provides that the individual is entitled to indemnification from us in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of his or her association with us or a related entity if the individual (i) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and (ii) fulfils the conditions described above.

The OBCA and our amended by-laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and other agents and each person who acts or acted at our request as a director, officer or other agents or an individual acting in a similar capacity, of another entity.

In addition, we have entered, or intend to enter, into separate indemnity agreements with each of our directors and officers pursuant to which we agree to indemnify and hold harmless our directors and officers against any and all liability, loss, damage, cost or expense in accordance with the terms and conditions of the OBCA and our amended by-laws.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding our common shares and our preferred shares issued, warrants issued and stock options granted, by us within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Included is the consideration, if any, we received for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Share Capital

In September 2017 and November 2018, we sold an aggregate of 27,733,333 of our Class A preferred shares, as part of our Class A preferred share financing, at a purchase price of $0.75 per share for an aggregate amount of $20.8 million. In connection with the Class A preferred share financing, certain investors purchased 13,600,000 of our Class A special voting shares at a purchase price of $0.000001 per share and 13,600,000 Class A preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited at a purchase price of $0.75 per share for an aggregate amount of $10.2 million.

In March 2019, with a subsequent closing in January 2020, we sold an aggregate of 36,806,046 of our Class B preferred shares at a purchase price of $1.5154 per share for an aggregate amount of $55.8 million. In connection with the Class B preferred share financing, certain investors purchased 4,437,189 of our Class B special voting shares at a purchase price of $0.000001 per share and 4,437,189 Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited at a purchase price of $1.5154 and for an aggregate amount of $6.7 million.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (b) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

(b) Stock Option Grants and Option Exercises

From May 1, 2017 and through the date of this registration statement, we granted options to purchase an aggregate of 3,625,515 of our voting common shares, at an exercise price of $0.44 per share, to employees pursuant to our 2017 Equity Incentive Plan. Through the date of filing, none of our voting common shares have been issued upon the exercise of stock options pursuant to the 2017 Plan.

During this same time period, we granted options to purchase an aggregate of 14,828,464 of our non-voting common shares, with exercise prices ranging from $0.19 to $0.83 per share, to employees and directors pursuant to our 2017 Equity Incentive Plan. In April 2019, we issued 302,082 our non-voting common shares upon the net exercise of such stock option grant relating to our non-voting common shares.

No underwriters were involved in the foregoing issuances of securities. The issuances of stock options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, consultants and advisors, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(c) Warrant Grant

In January 2020, we issued warrants to purchase an aggregate of 3,126,391 of our Class B preferred shares and 873,609 Class B preferred exchangeable shares of Fusion Pharmaceuticals (Ireland) Limited at an exercise price of $1.5154 per share. The warrants were issued for no consideration and had an issuance-date fair value of $1.4 million.

No underwriters were involved in the foregoing issuance of securities. The issuances of the warrant described in this paragraph (c) of Item 15 was issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipient of securities in the transaction described above represented that it was an accredited investor and was acquiring the securities for its own account for investment purposes only and not with a view to the public resale or distribution thereof and that it could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

All of the securities described in paragraphs (a), (b) and (c) of this Item 15 are deemed restricted securities for purposes of the Securities Act. All of the certificates representing such securities included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit number	Exhibit table

1.1*	Form of Underwriting Agreement

3.1**	Articles of the Registrant, as amended, as currently in effect

3.2*	Form of Articles of Amendment to the Articles of the Registrant (to be effective upon the closing of this offering)

3.4**	By-Law No. 1 of the Registrant, as currently in effect

3.5*	Form of By-Laws No. 1 and 2 (to be effective upon the closing of this offering)

4.1**	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its shareholders, dated March 25, 2019

4.2*	Form of Specimen Common Share Certificate

4.3**	Form of Class B Preferred Exchangeable Share Purchase Warrant

5.1*	Opinion of Osler, Hoskin & Harcourt LLP

10.1**#	2017 Equity Incentive Plan, as amended, and forms of award agreements thereunder

10.2*#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder

10.3*#	Senior Executive Cash Incentive Bonus Plan

10.4*#	2020 Employee Share Purchase Plan

10.5*#	Form of Officer Indemnification Agreement

10.6*#	Form of Director Indemnification Agreement

10.7*#	Employment Agreement between the Registrant and John Valliant, PhD, to be in effect upon the closing of this offering

10.8*#	Employment Agreement between the Registrant and John Crowley, CPA, to be in effect upon the closing of this offering

10.9*#	Employment Agreement between the Registrant and Eric Burak, PhD, to be in effect upon the closing of this offering

10.10*#	Employment Agreement between the Registrant and James O’Leary, MD, to be in effect upon the closing of this offering

10.11**	Lease Agreement, dated as of October 1, 2019, by and between Fort Hill Square 2 Owner LLC and the Registrant

10.12**	Lease Agreement, dated as of August 1, 2018, by and between McMaster University and the Registrant

10.13**†	License Agreement, dated as of February 22, 2017, by and between the Centre for Probe Development and Commercialization Inc. and the Registrant

10.14†	License Agreement, dated as of December 19, 2016, by and between ImmunoGen, Inc. and the Registrant, as amended

10.15**†	Asset Purchase Agreement, dated as of March 10, 2020, by and between Rainier Therapeutics, Inc., Fortis Advisors LLC and the Registrant

10.16†	Master Services Agreement, dated as of February 22, 2017, by and between the Centre for Probe Development and Commercialization Inc. and the Registrant

10.17†	Supply Agreement, dated as of January 17, 2019, by and between the Centre for Probe Development and Commercialization Inc. and the Registrant

Exhibit number	Exhibit table

16.1*	Letter of PricewaterhouseCoopers LLP (an Ontario limited liability partnership) regarding changes in the Registrant’s independent accounting firm

21.1**	Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers LLP (a Delaware limited liability partnership), Independent Registered Public Accounting Firm

23.2*	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page to this registration statement)

*	To be filed by amendment.
**	Previously filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit (indicated by asterisks) will be omitted in accordance with the rules of the Securities and Exchange Commission.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Fusion Pharmaceuticals Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton, Province of Ontario on the     day of                     , 2020.

Fusion Pharmaceuticals Inc.

By:
John Valliant
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Valliant and John Crowley, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities indicated on the     day of                     , 2020.

Signature	Title

John Valliant	Chief Executive Officer and Director (Principal Executive Officer)

John Crowley	Chief Financial Officer (Principal Financial Officer)

Damian Lamb	Chairman and Director

Pablo Cagnoni	Director

Johan Christenson	Director

Steve Gannon	Director

Elisha P. Gould III	Director

Chau Q. Khuong	Director

Heather Preston	Director